UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of       December, 2003

Commission File Number    0-29586

EnerNorth industries inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.
(formerly: Energy Power Systems Limited)

Date: December 2, 2003                     By: ____"Sandra J. Hall"____ ______
             Sandra J. Hall,
                   President, Secretary & Director

Suite 301, 2 Adelaide Street West
Toronto, Canada M5H 1L6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the " Meeting ") of shareholders of EnerNorth Industries Inc. (the " Corporation ") to be held at the offices of WeirFoulds LLP, The Exchange Tower, 130 King Street West, 15 th Floor, Toronto, Ontario on Tuesday, the 30 th day of December, 2003 at the hour of 11:00 o'clock in the forenoon (Toronto time), to:

  Receive and consider the audited consolidated financial statements of the Corporation for the year ended June 30, 2003, together with the report of the auditors thereon;
  Elect directors of the Corporation until the next annual meeting of shareholders;
  Appoint BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders of the Corporation and authorize the directors to fix the auditors' remuneration;
  Consider and, if thought advisable, to approve a resolution, in the form of the proposed resolution set forth in Exhibit "1" to the accompanying management information circular, the text of which is incorporated herein by reference authorizing the issuance by the Corporation of up to 4,059,009 additional common shares by way of private placements or acquisitions during the period of one year following shareholders’ approval; and
  Transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the " Circular ") accompanying and forming part of this Notice.

This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and to the auditors of the Corporation.

A copy of the Annual Report containing the above referenced financial statements accompanies this Notice together with the unaudited consolidated financial statements for the three-month period ending September 30 th , 2003.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

DATED at Toronto, Ontario this 21 st day of November, 2003.

BY ORDER OF THE BOARD

"SANDRA J. HALL"
President and Secretary

NOTES:

  As provided in the Business Corporations Act (Ontario), shareholders registered on the books of the Corporation at the close of business on November 13, 2003 are entitled to notice of the Meeting.
   Shareholders registered on the books of the Corporation at the close of business on November 13, 2003 are entitled to vote at the Meeting.
  The directors have fixed the hour of 4:00 p.m. in the afternoon on the last business day preceding the day of the Meeting or any adjournment thereof before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation, c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.